SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2011

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF n°  01.545.826/0001-07

NIRE 35.300.147.952

A Publicly Listed Company

MATERIAL INFORMATION RELEASE

            In compliance with the provisions of CVM Instruction nº 358/2002, GAFISA S.A. (“Company”) informs its shareholders and the market in general that, in accordance with CVM Instruction nº 384/2003 and BOVESPA Resolution nº 293/2003, it is amending the contract entered into with ITAUVEST DTVM S.A., based in the city of São Paulo, at Praça Alfredo Egydio de Souza Aranha, nº 100, Torre Conceição, 7th floor, and registered with the CNPJ/MF under nº 92.880.749/0001-99 (“Market Maker”), to perform the function of market making agent, which began on October 25, 2010, for an initial period of 6 (six) months, renewed again for an equal period.

The reason for maintenance of this hiring is to keep the increase of the liquidity of the common shares issued by the company (“GFSA3”), which are listed with the BM&FBovespa (São Paulo Stock Exchange) Novo Mercado (“New Market”), and the contract may be terminated by either of the parties, with 30 (thirty) days’ prior written notice.

The company further informs that its capital stock, on this date, comprises 432,515,801 common shares, all available for trading on the New Market, and that no agreement has been made or contract signed with the market maker regarding the voting rights or the sale of securities issued by the company, with exception to this one that it is being amended.

São Paulo, October 07th, 2011

Alceu Duilio Calciolari

Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 7, 2011

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer and Investor Relations Officer